POLICY ON INSIDER TRADING; USE AND DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION
PURPOSE
For the protection of Whirlpool Corporation, its directors, officers, and employees, as well as the investing public, and in order to avoid significant civil and criminal penalties under the federal securities laws, it is critical that all Insiders comply with federal securities laws on the use and disclosure of Material Non-public Information.
DEFINITIONS
●An Insider is a director, officer, employee, contractor or consultant of Whirlpool Corporation and its subsidiaries.
●Information is considered Material Non-public Information (MNPI) if it is not available to the public and there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell stock. Any information that could reasonably be expected to affect the price of the stock, positively or negatively, is material. While it is not possible to define all categories of material information, some examples of information that may be regarded as material are:
○Projections of future earnings or losses, or other earnings guidance;
○Changes to previously announced earnings guidance;
○A pending or proposed significant merger, acquisition or tender offer;
○A significant cybersecurity breach;
○A pending or proposed acquisition or disposition of a significant asset; or
○Changes to key management.
Information that has not been disclosed by Whirlpool to the public is generally considered to be non-public information. This is true even if there have been rumors or speculation about it in the media.
●Securities is defined very broadly by the securities laws and includes common stock, restricted stock units, stock options, bonds, notes, put or call options (i.e., exchange-traded options), or other similar instruments.
POLICY STATEMENT
No Insider who is aware of MNPI relating to Whirlpool may, directly or indirectly through family members or other persons or entities:
●Purchase, sell or gift Whirlpool Securities;
●Recommend the purchase or sale of Whirlpool Securities; or

●Disclose information to others within Whirlpool or outside Whirlpool, unless necessary for a legitimate business purpose and with adequate protections for the information.
In addition, no Insider who, in the course of working for Whirlpool, learns of MNPI about a company with which Whirlpool does business, including a customer or supplier, may trade in that company’s Securities or “tip” others, until the information becomes public or is no longer material.
Further, Whirlpool may not itself engage in purchases or sales of Whirlpool Securities while aware of MNPI related to Whirlpool.
PROHIBITED TRANSACTIONS
Whirlpool has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this policy engage in certain types of transactions. An Insider may not engage in any of the following transactions:
●Short sales of Whirlpool Securities (i.e., sale of stock that the seller does not own);
●Hedging transactions (prepaid variable forwards, swaps, collars and exchange funds) referencing Whirlpool Securities; and
●Trading in the bonds of Whirlpool or Whirlpool’s subsidiaries listed on a stock exchange outside of the United States, due to the additional regulatory and compliance burden associated with such trades;
In addition, members of the Whirlpool Board of Directors and executive officers are prohibited from holding Whirlpool Securities in a margin account or otherwise pledging Whirlpool Securities as collateral for a loan.
SCOPE
This policy applies to all Insiders.
PERMISSIBLE DEVIATIONS FROM POLICY
An Insider may exercise a stock option granted by Whirlpool at any time by paying the purchase price in cash, in stock or via stock-settled net exercise if provided by the grant so long as the Insider does not sell shares until 24 hours after any Material Information in the Insider’s possession has become public.
An Insider may transact in Whirlpool Securities without regard to the timing and event-specific restrictions in this policy if the transactions are made pursuant to a valid Rule 10b5-1 plan, which has been pre-approved by the Corporate Secretary or Assistant Secretary.
ADDITIONAL PROCEDURES

The Corporate Secretary shall promulgate and maintain any Global Corporate Disclosure Procedures necessary or helpful to apply this policy broadly throughout Whirlpool, including those related to quarterly and event-specific blackout periods, pre-clearance of trades for certain Insiders, and requirements for Rule 10b5-1 plans. A copy of currently applicable procedures is attached hereto as Appendix A.
QUESTIONS
When in doubt, ask for help. If you have any questions or require further information regarding this policy, contact your People Leader, local Legal Team, the Chief Compliance Officer, Corporate Secretary, or Whirlpool’s General Counsel.
Failure to comply with this policy may result in appropriate disciplinary action, up to and including termination of employment.
REVIEW CADENCE
This policy will be reviewed and reapproved at least every 3 years.

APPENDIX A
Applicable Procedures

Event-Specific Trading Restriction Periods
From time to time, an event may occur that is material to Whirlpool and is known by only a few Insiders. So long as the event remains material and non-public, the persons designated by the Law Department may not directly or indirectly through family members or other persons or entities buy, sell, or gift Whirlpool Securities.
Enhanced Controls Group Restriction Periods
●Certain employees designated by the Law Department on a list maintained by the Corporate Secretary, who potentially have access to quarter-end financial information (the “Enhanced Controls Group”) may not buy, sell or gift Whirlpool Securities during the blackout period, which runs from 15 calendar days before the end of any quarter through the end of the first business day (at least 24 hours) following the release of quarterly or year-end earnings. These Insiders may not buy or sell or rebalance Whirlpool stock in their 401(k) accounts, or enroll in an automatic rebalance or managed account program, during a blackout period.
●Members of the Enhanced Controls Group must notify their supervisors and obtain pre-clearance from the Corporate Secretary or Assistant Secretary before buying, selling, or gifting Whirlpool Securities at any time. The requirement for pre-clearance applies to transactions involving Whirlpool stock in the 401(k) plan, as well as enrollment in automatic rebalance or managed account programs.
●Members of the Board of Directors are subject to the blackout and pre-clearance procedures outlined above.

Requirements for Rule 10b5-1 Plans
Insiders who frequently have access to MNPI may choose to establish Rule 10b5-1 plans for transactions in Whirlpool Securities. A Rule 10b5-1 plan is a trading plan established when the Insider does not have MNPI that provides all the terms for a transaction to occur at a time in the future. The Insider exercises no further influence over when, how, or whether the transaction occurs. Insiders can work with their stock broker to develop a Rule 10b5-1 plan.